Exhibit 99.1

GOLDCORP NAMED TO DOW JONES SUSTAINABILITY INDEX NORTH AMERICA

Toronto Stock Exchange: G	New York Stock Exchange: GG

VANCOUVER, Nov. 17 /CNW/ - GOLDCORP INC. (TSX: G, NYSE: GG) announced today that it will be added to the Dow Jones Sustainability Index North America (DJSI North America), effective December 20, 2010.  One of the world's most influential sustainability indexes, the DJSI North America evaluates leaders in corporate social responsibility using rigorous selection criteria in the areas of corporate, economic, environmental and social performance.

"Goldcorp's continuing emergence as a leader in the commitment to sustainable business practices is one of our Company's proudest achievements," said Chuck Jeannes, President and Chief Executive Officer. "We operate with transparency, integrity and respect for the benefit of all stakeholders, and I'm pleased that our efforts have been recognized by this well-established index."

The Company's global economic contribution in 2009 totaled approximately $1.4 billion, including wages and salaries, procurement of goods and services, infrastructure development, taxes and royalties, community development programs and charitable contributions.

To learn more about Goldcorp's commitment to sustainability, read Goldcorp's 2009 Sustainability Report at http://www.goldcorp.com/corporate_responsibility/reports.

Goldcorp is one of the world's fastest growing senior gold producers.  Its low-cost gold production is located in safe jurisdictions in the Americas and remains 100% unhedged.

%CIK: 0000919239

For further information:

Jeff Wilhoit
Vice President, Investor Relations
Goldcorp Inc.
Telephone: (604) 696-3074
Fax: (604) 696-3001
E-mail:  info@goldcorp.com
website:  www.goldcorp.com

CO: Goldcorp Inc.

CNW 17:38e 17-NOV-10